Exhibit 99.1

Powerbridge Technologies Co., Ltd. Regains Compliance with Nasdaq’s Minimum Bid Price Rule

ZHUHAI, China, August 1, 2022 /PRNewswire/ -- Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (“Powerbridge” or the “Company”), a provider of multi-industry technology solutions, announced that it has regained compliance with the minimum bid price requirement under the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

On July 29, 2022, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s common shares has been $1.00 per share or greater for 10 consecutive trading days, from July 15, 2022 to July 28, 2022. Hence, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

About Powerbridge

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) is a provider of multi-industry technology solutions: software applications and services for the global trade industry, IoT platform services as well as intelligent fixtures and devices for smart city operations, supply chain platforms and social livestreaming services for the retail industry, metaverse and smart solutions for the travel and leisure industry, as well as cryptomining and digital asset operations. For more information, visit www.powerbridge.com/ir/.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements; specifically, the Company’s statements regarding listing on the NASDAQ Capital Market and the IPO are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.